# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IEH Corp, CIK 0000050292
CUSIP: 44949K107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 140 58TH ST BLDG B UNIT 8E, 140 58TH ST BLDG B UNIT 8E, BROOKLYN, New York (NY), 11220
Date of event which requires filing of this statement: 08/27/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001798792-25-000003
Filed by CIK 0001798792

## Reporting persons
- Intelligent Fanatics Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 104,147; sole dispositive power 0; shared dispositive power 104,147; aggregate amount beneficially owned 104,147 (4.3% of the class)
  Comment: Intelligent Fanatics Capital Management LLC (IFCM) is the general partner of IFCM MicroCap Fund LP (Fund). The securities reported in this Schedule 13G are held directly by the Fund.
- Cassel Ian J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 104,147; sole dispositive power 0; shared dispositive power 104,147; aggregate amount beneficially owned 104,147 (4.3% of the class)
  Comment: Mr. Cassel is the sole managing member of IFCM. Mr. Cassel has shared voting and investment power with respect to, and therefore may be deemed to be the beneficial owner of, the shares beneficially owned by the Fund. Mr. Cassel disclaims beneficial ownership of the shares beneficially owned by the Fund, other than the shares attributable to his limited and general partnership interest therein.
- IFCM MicroCap Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 104,147; sole dispositive power 0; shared dispositive power 104,147; aggregate amount beneficially owned 104,147 (4.3% of the class)

## Item 1. Issuer
Name of issuer: IEH Corp
Address of issuer's principal executive offices: 140 58TH ST BLDG B UNIT 8E, 140 58TH ST BLDG B UNIT 8E, BROOKLYN, NEW YORK, 11220.

## Item 2. Person Filing
Name of person filing:
Intelligent Fanatics Capital Management, LLC
Ian Cassel
IFCM MicroCap Fund LP
Address of principal business office or, if none, residence:
350 Rumford Road
Lititz, Pennsylvania 17543
Citizenship:
Intelligent Fanatics Capital Management, LLC - Pennsylvania
IFCM MicroCap Fund LP - Delaware
Ian Cassel - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Intelligent Fanatics Capital Management, LLC: 104,147
Ian Cassel: 104,147
IFCM MicroCap Fund LP: 104,147
Percent of class:
Intelligent Fanatics Capital Management, LLC: 4.3%
Ian Cassel: 4.3%
IFCM MicroCap Fund LP: 4.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Intelligent Fanatics Capital Management, LLC: 104,147
Ian Cassel: 104,147
IFCM MicroCap Fund LP: 104,147
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Intelligent Fanatics Capital Management, LLC: 104,147
Ian Cassel: 104,147
IFCM MicroCap Fund LP: 104,147

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) in lieu of an Exhibit.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1- Agreement of Reporting Persons

## Signatures
- Intelligent Fanatics Capital Management LLC: Ian Cassel, Managing Member (08/29/2025)
- Cassel Ian J.: Ian Cassel, Self (08/29/2025)
- IFCM MicroCap Fund LP: Ian Cassel, Managing Member of the General Partner (08/29/2025)